Haynes and Boone, LLP
201 Main Street, Suite 2200
Fort Worth, Texas 76102

October 3, 2013

Via EDGAR
Mr. Brad Skinner
Mr. Mark Wojciechowski
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:                             TGC Industries, Inc.

Form 10-K for the Fiscal Year ended December 31, 2011

Filed March 15, 2012

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed March 15, 2013

Response Letter dated May 31, 2013

File No. 1-32472

Dear Messrs. Skinner and Wojciechowski:

On behalf of TGC Industries, Inc. (the “Company”), we are submitting the Company’s responses to the comments to the Company’s Form 10-K for the fiscal years ended December 31, 2011 and 2012 set forth in the letter from the staff of the Securities and Exchange Commission (the “Staff”) dated September 20, 2013.

The Staff’s comments are set forth below and the Company’s responses are set forth after the Staff’s comments.

Form 10-K for the Fiscal Year Ended December 31, 2012
Notes to Consolidated Financial Statements
Note B — Summary of Significant Accounting Policies
Revenue Recognition, page 32
Seismic Surveys

1.              We note your response to prior comments one through four from our letter dated May 9, 2013. As it relates to your seismic turnkey contracts, please provide us the following additional information:

•                  Tell us the length or duration of a typical turnkey contract;

•                  Describe the specific steps that occur, the costs that are incurred and the amount of time that elapses between when data points are recorded or receiver lines are laid and final delivery of seismic data to the customer;

•                  Describe the value that would be conveyed to your customer in the event that your performance under the contract ends after all or a portion of contractual seismic data points are recorded or receiver lines are laid but before final delivery of seismic data specified in the contract; and,

•                  Describe when and how delivery of the contractual data is made to the customer, including if the customer is legally entitled to the data as it is recorded, or only after all data has been collected.

RESPONSE:

The duration of the Company’s contracts is dependent upon the size of the project and can range from a few days to several months. Typically one square mile of seismic data is recorded per day.

The size of the project is the major determinant in the length of time that elapses between the recording of a data point and/or laying out of a receiver and the subsequent delivery of that data to the client. Costs incurred include costs for surveying; crew mobilization, payroll and lodging; fuel and equipment hauling. After a data point has been recorded and/or the receivers have been laid out, the Company compiles the data into a useable format to be delivered to the client. The seismic data acquisition equipment is then collected from the field and loaded onto trailers for mobilization to the next project. The process of equipment pickup is usually a few days in length.

If a project is halted prior to completion, the data from the recorded portion of the project is deliverable and billable to the client.  In this instance, the value conveyed to the client would be the value of the seismic data delivered up to the date of project cessation.

Data tapes containing the recorded seismic data are typically delivered to the client’s processor of choice via courier or Federal Express delivery after payment has been received. The client is not legally entitled to the data until after payment for services rendered.

Should any members of the Staff have any questions or comments, please contact Rice M. Tilley, Jr., Esq. at (817) 347-6611.

Very truly yours,

/s/ Rice M. Tilley, Jr.

Rice M. Tilley, Jr.
Direct Phone Number: (817) 347-6611
Direct Fax Number: (817) 348-2384
rice.tilley@haynesboone.com

cc:	Mr. Wayne Whitener
Mr. James Brata
Mr. Matthew L. Fry, Esq.